Exhibit 1

NOMINEE AGREEMENT

THIS NOMINEE AGREEMENT is entered into as of June 29, 2018, by and between KAPITAL JOE, LLC (“Kapital Joe”) and the R.J. KIRK DECLARATION OF TRUST (the “RJ Kirk DOT”).

RECITALS

WHEREAS, Intrexon Corporation (“Intrexon” or the “Company”) has agreed to lend to J.P. Morgan Securities LLC (“JPM”) $100,000,000 of Company common stock, pursuant to a share lending agreement;

WHEREAS, JPM will offer and sell pursuant to an underwritten public offering $100,000,000 of shares of Company common stock (the “Offering”);

WHEREAS, at 6:00 a.m. (ET) on the date hereof Intrexon announced the pricing of the Offering of 7,479,431 shares of common stock at a price per share of $13.37, the closing price of the common stock on June 28, 2018;

WHEREAS, the RJ Kirk DOT and Kapital Joe desire to purchase in the Offering 1,121,914 shares (the “RJ DOT Shares”) and 6,357,517 shares (the “Kapital Joe Shares”), respectively;

WHEREAS, for administrative convenience, the RJ Kirk DOT desires to nominate Kapital Joe, and Kapital Joe desires to act as such nominee, to place an order in its brokerage account with respect to the RJ DOT Shares; and

WHEREAS, the parties acknowledge that the RJ DOT Shares and the Kapital Joe Shares are deemed to be control shares pursuant to Rule 144.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is acknowledged hereby, the parties hereto agree as follows:

AGREEMENT

1.          The RJ Kirk DOT appoints Kapital Joe, and Kapital Joe agrees to serve, as nominee in connection with the purchase of the RJ DOT Shares.

2.          Kapital Joe agrees to place an order, at a price per share of $13.37, for the Kapital Joe Shares for its own account and for the RJ DOT Shares, in its capacity as nominee for the benefit of the RJ Kirk DOT, for purchase prices of $85,000,002.29 and $14,999,990.18, respectively, which represents an aggregate purchase price of $99,999,992.47.

3.          In advance of the closing of the Offering, which is expected to occur on July 3, 2018, the RJ Kirk DOT agrees to wire to Kapital Joe in immediately available funds the amount of $14,999,990.18, which is the aggregate purchase price of the RJ DOT Shares.

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4.          Kapital Joe agrees to submit to JPM, on behalf of the RJ Kirk DOT, $14,999,990.18 at the closing of the Offering, as payment for the RJ DOT Shares.

5.          Kapital Joe agrees to coordinate with American Stock Transfer and Trust Company, the Company’s transfer agent, in order to facilitate the issuance of physical certificates for each of Kapital Joe and the RJ DOT representing the Kapital Joe Shares and the RJ DOT Shares, respectively, with each certificate bearing the restrictive legend required pursuant to Rule 144.

6.          This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, that all of which together shall constitute one and the same instrument.  This Agreement may only be modified in a writing signed by both parties.

IN WITNESS WHEREOF, the parties hereto have caused this Nominee Agreement to be duly executed as of the date first above written.

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager, Third Security, LLC, which is the
Manager of Kapital Joe, LLC

R.J. KIRK DECLARATION OF TRUST

By:	/s/ Randal J. Kirk
Randal J. Kirk
Trustee

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